VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Date: April 27, 2018

Re:	Photozou Holdings, Inc.– SEC Commission File No. 333-201697

Application for Withdrawal of Photozou Holding Inc.’s:

1.) Post-Effective Amendment No. 2 to Form S-1 filed on December 20, 2017, (File No. 333-201697)

2.) Post-Effective Amendment No. 3 to Form S-1 filed on January 31, 2018, (File No. 333-201697)

3.) Post-Effective Amendment No. 4 to Form S-1 filed on March 1, 2018, (File No. 333-201697)

4.) Post-Effective Amendment No. 5 to Form S-1 filed on March 20, 2018, (File No. 333-201697)

5.) Post-Effective Amendment No. 6 to Form S-1 filed on April 3, 2018, (File No. 333-201697)

To the men and women of the SEC:

The Company hereby requests withdrawal of the foregoing Post-Effective Amendments on Form S-1.

Pursuant to Rule 419(e)(2)(iv), if a consummated acquisition(s) meeting the requirements of this rule has not occurred by a date 18 months after the effective date of the initial registration statement, funds held in escrow or trust account shall be returned by first class mail or equally prompt means to the purchaser within five business days following that date. Our initial registration statement went effective August 19, 2016 and eighteen months from that date was February 20, 2018. Accordingly, since rule 419 does not provide for extension of the 18 month period, we must comply with our obligations under

Rule 419(e)(2)(iv).

We request that the Commission consent to the withdrawal of the Registration Statements listed above (1-5).

Date: April 27, 2018

/s/ Koichi Ishizuka

Koichi Ishizuka

Chief Executive Officer